Mail Stop 3561

								February 6, 2006

BY U.S. MAIL and FACSIMILE  [ (404) 715 - 1400 ]

Mr. Edward H. Bastian
  Executive Vice President and Chief Financial Officer
DELTA AIR LINES, INC.
P.O. Box 20706
Atlanta, Georgia  30320-6001

	Re:	Delta Air Lines, Inc.
		Item 4.01 Form 8-K
		Filed February 3, 2006
		File No. 1-5424

Dear Mr. Bastian:

	We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Changes in Registrant`s Certifying Accountants

1. Upon the filing of your December 31, 2005 Annual Report on Form 10-K, file an amendment to this Item 4.01 Form 8-K disclosing that your auditor-client relationship with Deloitte & Touche LLP has effectively ceased. We assume that Deloitte & Touche, LLP are the auditors for your fiscal year ended December 31, 2005. As such, the amended Item 4.01 Form 8-K should be updated to disclose the type of audit opinion rendered for the two years ended December 31, 2005 and also to disclose whether or not there were any disagreements with Deloitte & Touche LLP from January 30, 2006 (i.e., date of replacement of auditors) through the filing date of your December 31,
2005 Annual Report on Form 10-K.
Edward H. Bastian
Delta Air Lines, Inc.
February 6, 2006
Page 2

2. Further, clarify in the amended Item 4.01 Form 8-K whether your Audit Committee dismissed Deloitte & Touche, LLP, as implied. See
Item 304(a)(1)(i) of Regulation S-K.

3. The amendment should be filed within five days after filing your
December 31, 2005 Annual Report on Form 10-K, and should include an updated Exhibit 16 letter from Deloitte & Touche LLP.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

	You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.


Sincerely,

								Beverly A. Singleton
								Staff Accountant
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